                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                    FORM 11-K

                                  ANNUAL REPORT






                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 1999




                       ROCKWELL INTERNATIONAL CORPORATION
                        SALARIED RETIREMENT SAVINGS PLAN



                       ROCKWELL INTERNATIONAL CORPORATION
                      777 East Wisconsin Avenue, Suite 1400
                           Milwaukee, Wisconsin 53202

ROCKWELL INTERNATIONAL CORPORATION
SALARIED RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                        PAGE NO.
                                                                                                        --------
INDEPENDENT AUDITORS' REPORT                                                                                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits, December 31, 1999 and 1998                                 2

   Statements of Changes in Net Assets Available for Benefits for the Years Ended,
     December 31, 1999 and 1998                                                                                3

   Notes to Financial Statements                                                                               4

SUPPLEMENTAL SCHEDULE:

   Schedule of Assets Held for Investment Purposes at End of Year
     December 31, 1999                                                                                        11

SIGNATURE                                                                                                    S-1

EXHIBIT:

   Independent Auditors' Consent                                                                             S-2

INDEPENDENT AUDITORS' REPORT


To the Rockwell International Corporation Salaried
  Retirement Savings Plan and to Participants therein:

We have audited the accompanying statements of the net assets available for benefits of the Rockwell International Corporation Salaried Retirement Savings Plan (formerly Allen-Bradley Savings and Investment Plan for Salaried Employees) (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as of December 31, 1999 listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Deloitte & Touche LLP
Milwaukee, Wisconsin
June 23, 2000

ROCKWELL INTERNATIONAL CORPORATION
SALARIED RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                   1999              1998
                                              ---------------  ---------------
ASSETS

INVESTMENTS:
  Master Defined Contribution Trust           $ 5,651,337,578  $   391,745,990
  Loan fund                                        81,373,888        6,261,811
                                              ---------------  ---------------

           Total investments                    5,732,711,466      398,007,801
                                              ---------------  ---------------

RECEIVABLES:
  Transfer receivable                                      --    3,071,918,905
  Income                                            2,355,699            2,643
                                              ---------------  ---------------

           Total receivables                        2,355,699    3,071,921,548
                                              ---------------  ---------------

           Total assets                         5,735,067,165    3,469,929,349
                                              ---------------  ---------------

LIABILITIES:
  Transfer payable                                 65,901,879               --
                                              ---------------  ---------------

TOTAL NET ASSETS AVAILABLE FOR BENEFITS       $ 5,669,165,286  $ 3,469,929,349
                                              ===============  ===============


See notes to financial statements.

ROCKWELL INTERNATIONAL CORPORATION
SALARIED RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                   1999              1998
                                                             ---------------   ---------------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                          $ 3,469,929,349   $   344,316,810
                                                             ---------------   ---------------

INCOME:
  Earnings from investments:
    Net earnings in Master Defined Contribution Trust          2,314,828,566        33,344,486
    Interest                                                       5,992,526           544,118
                                                             ---------------   ---------------

          Total earnings from investments                      2,320,821,092        33,888,604
                                                             ---------------   ---------------

  Contributions:
    Employer                                                      45,000,355         9,179,570
    Employee                                                      86,358,519        27,887,348
                                                             ---------------   ---------------

          Total contributions                                    131,358,874        37,066,918
                                                             ---------------   ---------------

          Total income                                         2,452,179,966        70,955,522
                                                             ---------------   ---------------

EXPENSES:
  Payments to participants or beneficiaries                      658,483,690        17,093,580
  Administrative expenses                                          6,565,620           275,974
                                                             ---------------   ---------------

           Total expenses                                        665,049,310        17,369,554
                                                             ---------------   ---------------

NET INCOME                                                     1,787,130,656        53,585,968
                                                             ---------------   ---------------

NET TRANSFERS TO THE PLAN                                        412,105,281     3,072,026,571
                                                             ---------------   ---------------

NET INCREASE                                                   2,199,235,937     3,125,612,539
                                                             ---------------   ---------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                $ 5,669,165,286   $ 3,469,929,349
                                                             ===============   ===============


See notes to financial statements.

ROCKWELL INTERNATIONAL CORPORATION
SALARIED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following brief description of the Rockwell International Corporation Salaried Retirement Savings Plan (formerly Allen-Bradley Savings and Investment Plan for Salaried Employees) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      a. General - The Plan is a defined contribution savings plan sponsored by Rockwell International Corporation ("Rockwell"). The Central Retirement Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. is the trustee of the Plan. The assets of the Plan are managed by the trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). See Notes 5&6 which describe changes to the Plan.

            Participants in the Plan may invest in any of the following investment funds:

                Diversified Fund - Invests principally in common stocks and convertible securities.

                Aggregate Bond Index Fund - Invests in fixed income securities included in the Lehman Brothers Aggregate Bond Index.

                Stable Value Fund - Invests in insurance contracts and fixed income securities.

                Balanced Fund - Invests in a diversified mix of fixed income and equity securities.

                S&P 500 Index Fund - Invests principally in the stocks of companies that comprise the Standard & Poors 500 Index.

                Mid Cap Equity Fund - Invests principally in equity securities of companies with medium market capitalizations.

                International Equity Fund - Invests principally in equity securities of companies located outside the United States.

                Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell but may hold Rockwell common stock and cash.

            Other funds of the Plan include:

                Stock Fund A (employer contributions) - Invests principally in the common stock of Rockwell but may hold Rockwell common stock and cash.

                Stock Funds C and D - Hold the common stock of The Boeing Company ("Boeing"). See Note 5.

                Stock Funds E and F - Hold the common stock of Meritor Automotive, Inc. ("Meritor").

                Stock Funds G and H - Hold the common stock of Conexant Systems, Inc. ("Conexant"). See Note 5.

                Exxon Stock Fund - Holds the common stock of Exxon Mobil Corporation ("Exxon").

                Guaranteed Return Fund - Invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest.

                Loan Fund - Represents outstanding participant loan balances.

            Stock Funds C, D, E, F, G, H, Exxon and the Guaranteed Return Fund are closed to any additional employer and employee contributions. Additionally, there are special rules regarding distribution from such funds. Any dividends received on behalf of these funds are paid to Stock Fund A or the Stable Value Fund.

        b. Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 16% of base compensation, as defined in the Plan document. Participant contributions can be made either before or after United States federal taxation of a participant's base compensation. However, highly compensated participants are limited on a pre-tax basis to 12% of the participant's base compensation.

            Rockwell contributes an amount equal to 50% of the first 6% of base compensation contributed by Rockwell Automation participants and 75% of the first 8% of base compensation contributed by non-Rockwell Automation participants, except for Rockwell Software, Inc. participants. Rockwell contributions are made to Rockwell Stock Fund A, but may be made in cash or in any combination of cash and Rockwell common stock.

            Rockwell may make a discretionary profit sharing contribution to the plan on an annual basis on behalf of Rockwell Software, Inc. participants. Investments of such participant's profit sharing contribution will be consistent with the participant's investment elections. If a participant does not have an investment election on file, contributions will be made to the Stable Value Fund.

        c. Investment Elections - Participants may elect to have participant contributions made to any of the funds indicated in Note 1.a. that are available to participant contributions in 1% increments among any or all of these funds. Participants may change such investment elections on a daily basis.

            Participants' contributions to the Guaranteed Return Fund are invested in contracts with John Hancock Mutual Life Insurance Company and the Prudential Insurance Company of America with various guaranteed annual returns to participants for the contract periods. The crediting interest rates for the contracts ranged from 5.82% to 6.70% and 5.84% to 6.47% at December 31, 1999 and 1998,
            respectively.

            Upon expiration of the Guaranteed Return Fund contract (GIC), the funds in the GIC automatically roll into the Stable Value Fund. If a participant who has an expiring GIC does not want to leave these funds in the Stable Value Fund, then the participant may elect to transfer these funds to any other employee investment fund within the Plan.

        d. Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell common stock held in Stock Fund A and Stock Fund B, as represented by common units. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

        e. Vesting - Each participant is fully vested at all times in the portion of a participant's account that relates to the participant's contributions and earnings thereon. Vesting in the Rockwell contribution portion of participant accounts plus actual earnings thereon is based on years of vested service. A participant is 100% vested after three years of vested service. Until a participant reaches three years of vesting service, the participant is not vested in amounts related to Rockwell contributions except for Control System employees who are 20% vested in year 1, 40% vested in year 2 and 100% vested in year 3.

        f. Loans - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account. Loans are secured by the remaining balance in the participants' account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 and 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant's account. Participants may have two outstanding loans at a time.

        g. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell's contributions to the Plan. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan document, the participant's account will be restored.

        h. Plan Termination - Although Rockwell has not expressed any current intent to terminate the Plan, Rockwell has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by Rockwell are discontinued, each participant's employer contribution account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

        i. Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

            Upon termination of employment, participants may elect to receive the vested portion of their account balance (employee and employer contributions), in the form of a lump sum.

            Upon retirement, participants may elect to receive the vested portion of their account balance (employee and employer contributions), in the form of a lump sum or in annual installment payments for up to 10 years.

            Upon retirement, Control System's employees with an account balance as of October 1, 1995 will be permitted to select payment as a life annuity or as a reduced monthly annuity benefit with 50% of the amount payable after the participant's death to the participant's spouse at the time the option is elected. Payments will continue to the spouse until the spouse's death.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value. See Note 3. The loan fund is stated at cost which approximates fair value

      b. Expenses - Plan fees and expenses, including fees and expenses connected with the provision of administrative services by external service providers, are paid from Plan assets.

      c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

3.    MASTER DEFINED CONTRIBUTION TRUST

      At December 31, 1999 and 1998, with the exception of the participant loan fund, all of the Plan's investment assets were held in a Master Defined Contribution Trust ("Master Trust"), at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net gain of the investment accounts to the various participating plans.

      The Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments at fair value. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The investment funds held by the Master Trust are discussed in Note 1.

      The net gain or loss of the accounts for each day is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 1999 and 1998 are summarized as follows:

                                                             1999             1998
                                                       ---------------   ---------------
Cash and equivalents                                   $    57,771,160   $    74,351,351
U.S. Government securities                                          --        20,395,583
Corporate bonds and debentures                              42,402,523       135,081,333
Common stocks                                            4,428,191,177     2,852,241,039
Mutual Funds                                               503,123,568                --
Stable Value Fund                                          547,797,792                --
Guaranteed investment contracts                            147,012,701       406,115,361
Accrued income                                               4,091,896         4,125,316
                                                       ---------------   ---------------

        Total net assets available for benefits        $ 5,730,390,817   $ 3,492,309,983
                                                       ===============   ===============



The net earnings (loss) of the Master Trust for the years ended December 31, 1999 and 1998 is summarized as follows:

                                                          1999               1998
                                                     ---------------    ---------------
Interest                                             $    49,441,701    $    38,579,864
Dividends                                                 57,083,001         58,366,753
Net appreciation (depreciation) in fair value
of investments:
  U.S. Government securities                                (375,707)           407,560
  Corporate bonds and debentures                          (1,899,587)          (625,459)
  Common stocks                                        2,074,314,661       (103,309,401)
  Mutual funds                                           151,108,840                 --
  Other                                                     (392,165)                --
                                                     ---------------    ---------------

           Net earnings (loss)                       $ 2,329,280,744    $    (6,580,683)
                                                     ===============    ===============


      The Plan's interest in the total Master Trust, as a percentage of net assets held by the Master Trust , was approximately 99% and 11% at December 31, 1999 and 1998, respectively. While the Plan participates in the Master Trust, the investment portfolio is not ratable between the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation and net depreciation in 1999 and 1998, respectively.

4.    TAX STATUS

      The Plan obtained its latest determination letter in 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. Rockwell believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1999. Therefore, no provision for income taxes is included in the Plan's financial statements.

5.    CHANGES IN THE PLAN

      Effective January 1, 1998, participants may elect to transfer all or a portion of the participant account balances in Boeing Stock Funds C and D to other investment funds within the Plan. Special rules apply on which funds are available for transfer.

      On December 31, 1998, Rockwell spun-off its Semiconductor Systems business into an independent, publicly held company, Conexant Systems, Inc. ("Conexant"), and distributed all of the outstanding shares of common stock of Conexant to holders of Rockwell common stock. As a result of this distribution, the Plan received one share of Conexant common stock for every two shares of Rockwell common stock held by Stock Funds A and B as of the distribution date. The Conexant shares were received on January 4, 1999 by Stock Funds G and H, which were established as of the December 31, 1998 distribution date. Upon distribution, the value of each Conexant share was approximately $16.75, which was twice the amount of the approximate $8.37 decline in the value of each Rockwell share at that same time. As such, based on the distribution allocation of the shares (one Conexant share for every two Rockwell shares held), the distribution of Conexant shares had no impact on Plan participant account balances. Participants may elect to transfer all or a portion of their account balances in Stock Funds G and H to other investment funds within this Plan. Special rules apply on which funds are available for transfer.

      Effective January 1, 1999, the Plan was renamed from the Allen-Bradley Savings and Investment Plan for Salaried Employees to the Rockwell International Corporation Salaried Retirement Savings Plan.

      Effective on January 1, 1999, the Rockwell International Corporation Savings Plan ("RIC Plan"), including all of its Plan assets, was merged into the Plan. As a result, the Plan had a transfer receivable of $3,071,918,905 due from the RIC Plan at December 31, 1998.

      Effective January 1, 1999, the Reliance Electric Company Savings and Investment Plan merged into the Plan. The account balances related to these participants transferred during April 1999.

      In January 1999, Rockwell approved a series of changes to the Plan that became effective on April 1, 1999. These changes included: increasing the maximum percentage of employee compensation eligible to be contributed to the Plan to 16 percent, increasing the investment opportunities available under the Plan, adding flexibility to certain participant transactions such as investment of future participant contributions, fund transfers, participant loans etc., and providing an ongoing investment education program to Plan participants.

      Participants should refer to the Plan document for more complete information regarding changes in the Plan.

6.    SUBSEQUENT EVENTS

      In January 2000, the participant account balances related to certain employees were transferred to the Rockwell Non-Represented Hourly Retirement Savings Plan. The effective date of the participant transfer was prior to December 31, 1999, and, accordingly, the plan had recorded a transfer payable of $65,901,879.

      Effective June 1, 2000, Rockwell made changes to the Plan that included: increasing the number of investment options, paying quarterly dividends to participants, allowing for transfers of non-Rockwell stock funds to any of the investment funds, allowing for cash or stock to be received for distributions or in-service withdrawals from the Plan and allowing participants who are 55 years old with at least 5 years of service to transfer a portion of Rockwell contributions funds to other investment funds within the Plan. Participants should refer to the Plan document for more information on these changes.

                                   * * * * * *

ROCKWELL INTERNATIONAL CORPORATION
SALARIED RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR DECEMBER 31, 1999
--------------------------------------------------------------------------------

   COLUMN A             COLUMN B                        COLUMN C                    COLUMN D            COLUMN E

                                               DESCRIPTION OF INVESTMENT,
                   IDENTITY OF ISSUER,         INCLUDING COLLATERAL, RATE
                   BORROWER, LESSOR OR         OF INTEREST, MATURITY DATE,                              CURRENT
                      SIMILAR PARTY               PAR OR MATURITY VALUE               COST               VALUE
---------------    ---------------------       ---------------------------       ---------------     ---------------
       *           Wells Fargo, N.A.           Master Defined Contribution       $ 2,455,742,107     $ 5,651,337,578
                                               Trust

       *           Various Participants        Participant Loans; prime rate
                                               plus 1%, due 2000 to 2009              81,373,888          81,373,888
                                                                                 ---------------     ---------------

                      Total investments                                          $ 2,537,115,995     $ 5,732,711,466
                                                                                 ===============     ===============

* Party-in-interest.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



ROCKWELL INTERNATIONAL CORPORATION
SALARIED RETIREMENT SAVINGS PLAN




By
   ---------------------------------
         Alfred J. Spigarelli
          Plan Administrator



Date:  June 23, 2000

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-17031 of Rockwell International Corporation on Form S-8 and the Prospectus related thereto of our report dated June 23, 2000, appearing in this Annual Report on Form 11-K of the Rockwell International Corporation Salaried Retirement Savings Plan for the year ended December 31, 1999.





Deloitte & Touche LLP
Milwaukee, Wisconsin
June 23, 2000




                                       S-2